Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836





         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


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THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D.
BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF JANUARY 28, 2002.

Hi, this is Greg with the voicemail update for the week of January 28th. This past week has once again been busy. We're continuing our discussions with our partners at Boeing to develop a five year route plan and fleet plan. This work normally takes 18-24 months and we're working to accomplish it in 2 - 3 months. As part of this process, we plan to reduce the lease rates on our existing aircraft, retire old aircraft and buy some new airplanes so we can grow. Entering new markets and buying new equipment is exciting for all of us. We'll be one of the few growth carriers over the next several years. As you've seen from the billions of dollars in fourth quarter losses this is the toughest time in the history of our industry. By combining we can grow. Growth is a key part of fulfilling our promises as Hawaii's flagship carrier. Paul Casey, Glenn Zander and my partner, Steve DeSutter had the opportunity to appear before select members of the Senate on Tuesday and the House on Friday to explain and answer questions concerning the merger. Combining Aloha and Hawaiian is one of the most important issues facing the state and so we are spending a great deal of time listening to everyone in the community and addressing their questions. Everyone in Hawaii depends on us and it's very important our airline be a great corporate citizen. I know your union leaders have been hard at work on seniority and contract issues. I will be meeting with the leaders of the IM on Tuesday. Everyone is working hard to evaluate our no furlough as a result of the merger offer for flight attendants, gate ramp reservations and contract services agents. This is the offer we made a couple of weeks ago. Once our discussions with Boeing develop further, we'll have a fleet plan and we'll know the final headcount needs for pilots and mechanics. We'll provide this information as soon as we have it. I'll also be completing a process as I mentioned last week to fairly evaluate all of you at corporate. I will be speaking to the rotary on Tuesday in Honolulu and will be in Maui and Hilo on Wednesday and Thursday this week to visit cargo customers and meet community leaders. I look forward to seeing many of you during these visits. Remember, if you're not in Oahu, our toll-free number is 1-888-900-8003. I'm proud to be on your team.